MANAGEMENT REPORT ON THE RESULTS

OF THE SECOND QUARTER OF 2018

INDEX

brf

SHAREHOLDER LETTER

Dear Shareholders,

The second quarter of 2018 was an important milestone for BRF. We started to execute the **strategies that we believe will drive the recovery** of the Company over the next quarters, and that will allow us to continue to grow and deliver results for our shareholders.

As we take steps to build our future, **we cannot underestimate the challenges**. We are announcing quarterly results that were significantly affected by external factors, changes in market conditions and in the geopolitical environment, and uncertainties in our domestic market, which led us to underperform in relation to what we believe to be our full potential. We will detail the nature of these factors further down in this letter.

Strategically, we are developing a **long-term plan with a five-year horizon** that will establish the pillars of our recovery.

In the short-term, to respond to the many and complex challenges we currently face, we have identified, in addition to the already announced Operating and Financial Restructuring Plan, **opportunities to enhance efficiency that are expected to positively impact EBITDA in around R$515 million in 2018 and, at least, R$1.2 billion in 2019.**

We remain committed to the diligent execution of the plan, that also foresees the **divestment of assets** in Argentina, Europe and Thailand, the sale of non-operating assets and minority equity stakes, the adjustment of inventory levels of both frozen raw materials and finished products, and the securitization of receivables. These combined actions **should generate approximately R$5.0 billion in cash and lower our leverage ratio to a more desirable level.**

On the operational front, the Plan calls for **adjustment of our industrial footprint** while reinforcing our control and compliance processes. In order to boost productivity, efficiency and increase profitability, we decided to institute collective vacations, layoffs and the discontinuation of certain turkey production lines in our industrial parks. To streamline the decision-making process, we also **simplified our organizational structure,** reducing the number of vice presidencies from 14 to 10, and announced the arrival of executives with vast experience in their areas of expertise.

These measures reinforce our commitment to reducing our leverage, as measured by the net debt/ Adjusted EBITDA ratio, to 4.35x at the end of 2018 and 3.00x at the end of 2019.

In this quarter, **the intensification of trade policies with protectionist bias** subjected BRF to significantly adverse conditions, particularly in international markets, but with significant impact on the domestic market as well. At the end of May, the European Commission excluded 12 of our Brazilian plants from the list of establishments licensed to export to the European bloc, blocking us from exporting from our primary production platform. We do not see the technical grounds for this decision, as we strictly comply with all local and international sanitation regulations and laws. **We already filed an appeal with the European Commission Court of Justice** and are awaiting the decision.

Market Capitalization
R$17.7 billion
US$4.7 billion

Stock Prices
BRFS3 R$21.84
BRFS US$5.84

Shares Outstanding:
812,473,246
ordinary shares
1,133,601
treasury shares
Date: 08.09.2018

Webcast
Date: 08.10.2018
10:00am –Brasília
Time Portuguese
(with simultaneous
translation into English)
www.brf-br.com/ri

Telephone:
Dial-in with connections
in Brazil: +55 11 3193-1001
or +55 11 2820-4001
Dial-in with connections
in the United States:
+1 646 828-8246

IR Contacts:
Pedro Parente
Global Chief Executive
Officer

Lorival Luz
Chief Executive Officer
[Global Chief Operating
Officer], Chief Financial
and Investor Relations
Officer

+55 11 2322 5377
acoes@brf-br.com

brf

The truckers' strike was also a huge test we faced in the quarter, and we consider our mitigation efforts successful as we attempted to minimize the magnitude of the impact on our operations. **Direct losses totaled approximately R$75 million, a relatively low figure** compared to the more than R$3 billion shortfall estimated by the Brazilian Association of Animal Protein (Associação Brasileira de Proteína Animal) for the entire industry. However, other secondary effects should continue to influence our results in coming months, primarily related to lower productivity due to changes in the stock feeding standard. Additionally, at the beginning of June, we were surprised by the preliminary decision of the Chinese government to begin levying **temporary anti-dumping duties** on imports of Brazilian chicken. We are currently working to clarify all issues with Chinese authorities to prove that **Brazilian chicken does not benefit from subsidies** that promote unfair competition in that market.

On the other hand, we seek **new fronts of operations** and, in this sense, the **opening of the South Korean market** to Brazilian pork is noteworthy. Our first shipment was made at the end of the quarter, and we expect to further expand our trade with one of the main pork markets in the world. Moreover, we see very positive signs related to the re-opening of the Russian market to Brazilian pork, which would unquestionably represent an important diplomatic and trade advancement for both Brazilian exports and BRF.

We also restructured our Health, Food Safety and Security, and Environment Area (HSSE), bolstering the strength of non-negotiable Company values, as we understand that we need to significantly improve our results in this field. DuPont, one of the world's leading experts in operational excellence and occupational safety, will support us in this pursuit. DuPont's work in our units is already underway and will help us make BRF a safer and more sustainable company.

In the Food Quality and Safety area, our primary focus is on **strengthening corporate governance,** managing effective indicators and implementing robust plans to best minimize risks. We reestablished our Quality System area while focusing on audits and on restructuring our certification plan. We also reinforced the issues of sustainability and animal welfare as inseparable components of our business strategy, which will allow us to return to market indices such as the DJSI – Emerging Markets, ISE and CDP, as well as the Business Benchmark on Farm Animal Welfare (BBFAW).

Finally, **we just launched Sadia Bio**, a new line of natural chicken, free from antibiotics, performance enhancers, and with feed made from 100% vegetal ingredients. Reinforcing our innovation drive, we offer consumers the ability to meet the families that are involved in the production process, through an application available on Sadia's website. Accordingly, we complement our vast range of products, meeting the demands of consumers that are more aware and demanding, while at the same valuing concepts such as animal welfare and the origin of the food they put on their table.

BRF is a company with **strong and well-established brands, build and based on quality and the trust of its customers**. We have a great ability for innovation, and our reach is global. However, we need to be vigilant and diligent to continuously manage a very long and complex chain. These attributes are our strengths, and we believe that they constitute a solid foundation upon which we will be able to solidify and accelerate our recovery over coming quarters. **We are indisputably committed to creating more value for our shareholders, acknowledging our employees and integrated partners and delivering better products to our consumers.**

Pedro Parente
Global Chief Executive Officer

Lorival Nogueira Luz Jr.
Global Chief Operating Officer,
Chief Financial and Investor Relations Officer

FINANCIAL HIGHLIGHTS

- A 10.5% increase in sales of in natura products and a 0.7% increase in sales of processed products in the y/y comparison. Considering the global aggregate volume, sales volume increased by 4.0% compared to 2Q17.

- Net Operating Revenues reached R$8,181 million, representing a 1.9% increase compared to 2Q17. The 2.0% decrease in average prices reflects a larger share of in natura products in the mix marketed in 2Q18.

- Gross profit totaled R$661 million in 2Q18, with a gross margin of 8.1%. Gross profit was primarily pressured by the impacts of the Trapaça Operation, the truck drivers strike and the restructuring costs disclosed on June 29, 2018.

- Adjusted EBITDA totaled R$373 million and Adjusted EBITDA margin was 4.6%.

- Net loss totaled R$1,574 million.

- Capex totaled R$378 million in 2Q18.

- In 2Q18, our average financial cycle totaled 34.5 days, representing 0.8 and 10.4 fewer days compared to 1Q18 and 2Q17, respectively.

- Free Cash Flow totaled an expense of R$63 million in 2Q18, representing an improvement of: (i) R$650 million compared to the reported cash used in the amount of R$713 million in 2Q17; and (ii) R$127 million, excluding the disbursement of R$523 million recorded as M&A in 2Q17, mostly referring to the acquisition of Banvit;

- Cash position of R$7,539 million and leverage of 5.69x in 2Q18.

Adjusted EBITDA

The Company sets forth below the reconciliation of EBITDA to Adjusted EBITDA, pursuant to CVM Instruction 527/2012, and the nature of the reconciliation items:

EBITDA - R$ Million	2Q18	2Q17	Var y/y	1Q18	Var q/q
EBITDA	**(289)**	**575**	**n.m.**	**783**	**n.m.**
EBITDA Margin (%)	*(3.5%)*	*7.2%*	*(10.7) p.p.*	*9.5%*	*(13.1) p.p.*
Impacts of Carne Fraca/Trapaça operations	288	118	144.3%	13	n.m.
Debt designed as Hedge Accounting	185	12	n.m.	23	708.0%
Corporate Restructuring	144	-	n.m.	-	n.m.
Impacts of Trucker Strike	75	-	n.m.	-	n.m.
Tax recoveries	(19)	-	n.m.	(21)	(6.1%)
Non controlling shareholders	(11)	(1)	989.2%	(11)	3.5%
Items with no cash effect	-	-	n.m.	(13)	n.m.
Costs on business diposed	-	-	n.m.	28	n.m.
Adjusted EBITDA	**373**	**704**	**(47.1%)**	**802**	**(53.5%)**
Adjusted EBITDA Margin (%)	**4.6%**	**8.8%**	**(4.2) p.p.**	**9.8%**	**(5.2) p.p.**

The Company took into account the effect of the following items in the calculation of Adjusted EBITDA:

Carne Fraca/Trapaça Operations. (i) Amounts directly attributable to these operations, including expenses with media; attorney's fees; consultancy services; freight and storage expenses and losses related to product returns; and production idleness; and (ii) realizable value of inventories: certain finished products that could not be exported as planned were used as raw material in production. Accordingly, the cost of these products has been adjusted to their realizable value.

Debt designated as Hedge Accounting. Debt designated as Hedge Accounting refers to the effects regarding the hedge accounting of export debts (designated when contracted). The Company recorded impacts in 2Q18 and previous quarters and will observe the non-cash impacts that will be reported in Gross Revenue, as the case may be, in future years, according to the maturity of the designated debts.

Corporate restructuring. Corporate restructuring costs include contractual termination costs, damages payable to integrated [producers], inventory losses, increase in idleness, and expenses with consultancy services.

Truck drivers strike. The impacts of the truck drivers strike primarily include additional expenses with logistics, increase in production and fleet idleness, and inventory losses.

Tax recoveries. Tax recoveries include gains from favorable decisions in lawsuits seeking credits as recoveries due to changes in tax positioning. In 2Q18, we highlight the recognition of sales tax (ICMS).

Non-controlling shareholders. The amount corresponding to minority shareholders was excluded from the net income of the entities in which they hold equity interest.

Non-cash items. Non-cash items include fair value adjustments to meet accounting rules in effect. However, these adjustments do not contribute to the Company's generation of cash.

Sale of businesses. The price of the sale of the dairy segment was adjusted when the amounts held in the escrow account were partially released, including the cost related to the termination of the agreement bound to the assets under the Performance Commitment Term (Termo de Compromisso de Desempenho – TCD).

RESULTS 2Q18

Key Financial Indicators

Results- R$ Million	2Q18	2Q17	Var y/y	1Q18	Var q/q
Volume (Thousand Tons)	1,216	1,169	4.0%	1,225	(0.7%)
Net Revenues	**8,181**	**8,027**	**1.9%**	**8,203**	**(0.3%)**
Gross Profit	**661**	**1,482**	**(55.4%)**	**1,537**	**(57.0%)**
Gross Margin (%)	*8.1%*	*18.5%*	*(10.4) p.p.*	*18.7%*	*(10.7) p.p.*
EBIT	**(779)**	**109**	**n.m.**	**296**	**n.m.**
EBIT Margin (%)	*(9.5%)*	*1.4%*	*(10.9) p.p.*	*3.6%*	*(13.1) p.p.*
Adjusted EBITDA	**373**	**704**	**(47.1%)**	**802**	**(53.5%)**
Adjusted EBITDA Margin (%)	*4.6%*	*8.8%*	*(4.2) p.p.*	*9.8%*	*(5.2) p.p.*
EBITDA	**(289)**	**575**	**n.m.**	**783**	**n.m.**
EBITDA Margin (%)	*(3.5%)*	*7.2%*	*(10.7) p.p.*	*9.5%*	*(13.1) p.p.*
Net Loss	**(1.574)**	**(166)**	**846.4%**	**(114)**	**n.m.**
Net Margin (%)	*(19.2%)*	*(2.1%)*	*(17.2) p.p.*	*(1.4%)*	*(17.9) p.p.*
Earnings per share[1]	(1.94)	(0.21)	846.2%	(0.14)	n.m.

[1] Consolidated Earnings per Share (in R$), excluding Treasury Shares.

Highlights of the Quarter and Subsequent Events

- Election of Mr. Pedro Pullen Parente as Global Chief Executive Officer of the Company and the creation of the title of Global Chief Operating Officer, held by Mr. Lorival Nogueira Luz Jr.
- Engagement of Mr. Sidney Manzaro as Vice-President for the Brazilian Market, Mr. Manoel Martins as Chief Retail Officer, Mr. Vinícius Barbosa as Vice-President of Operations, and Mr. Bruno Ferla as Vice-President of Institutional Affairs, Legal and Compliance.
- Simplification of our organizational structure, reducing the number of executive areas from 14 to 10.
- Approval of the Operating and Financial Restructuring Plan to adjust our plant structure to current market conditions, improve our capital structure by reducing leverage, and reinforce our quality and management processes.
- Following the Restructuring Plan, the Company announced the engagement of investment banks Itaú BBA, Bradesco BBI and Morgan Stanley to advise it in the sale of its assets in Argentina, Europe and Thailand.
- Incurrence of a credit facility in the amount of R$1.1 billion, in Export Credit Notes (ECN), equivalent to US$280 million, accruing semi-annual interest and maturing in five years. This credit facility is in line with BRF's strategy to extend the average term of its indebtedness and maintain its strong short-term liquidity.
- Credit facilities refinancing, including rollovers and new funding transactions, in the approximate total amount of R$3.2 billion, maturing within three years.
- First shipment of pork to South Korea, after more than ten years of negotiations to open this market. According to data from the U.S. Department of Agriculture (USDA), South Korea is the fourth largest global importer of pork.
- Launching of Sadia Bio, a new line of natural chicken, free from antibiotics and performance enhancers, with fowl fed with 100% vegetal feed. This is the first line in this market segment to offer consumers the possibility to track all stages of the process, from the field to the point of sale, through an online device available at Sadia's website.

INDUSTRY AND DYNAMICS SCENARIO

The second quarter of 2018 was marked by the continuing increase in the price of grains, including corn and soy, which directly affected the price of soy meal. In 2Q18, the average price of corn increased by 12.8% compared to the previous quarter, due to droughts in April and May and off-season planting. In 2Q18, the price of soy meal increased by 16,0% compared to the previous quarter, due to (i) the intensification of trade disputes between China and the United States and (ii) a smaller share held by Argentina in world exports in view of the consolidation of the drop in Argentinian crops.


CBOT Soybean Meal
1,600
1,400
1,200
1,000
800
BRL/Ton
Jul-15
Oct-15
Jan-16
Apr-16
Jul-16
Oct-16
Jan-17
Apr-17
Jul-17
Oct-17
Jan-18
Apr-18
Jul-18


BM&F Corn Price
50
45
40
35
30
25
20
BRL/Bag
Jul-15
Nov-15
Mar-16
Jul-16
Nov-16
Mar-17
Jul-17
Nov-17
Mar-18
Jul-18

Source: Bloomberg.

Accordingly, in 2Q18, the prices of corn and soy meal broke their historical average prices. The average price of corn and soy meal closed 2Q18 at R$39.5/bag and R$1,436/ton, respectively, representing an increase of 50.9% y/y and 32.1% y/y, respectively. In view of the uncertainties regarding the freight price control and the shortage in the harvest of the second crop (safrinha), the price of corn remained at high level to R$38.4/bag in July.

The impact of the increase in the price of grains in the first semester of 2018 on the cost of feed will be more evident as of 3Q18, in view of the inertia of the life cycle of animals and inventories in the chain. Accordingly, Brazilian chicken loses its competitiveness in the global scenario.


Cost of Feed in Brazil and Selected Markets
Brazil
EUA
Europe
Thailand
Ukraine
Poland
450
350
300
250
200
150
100
Feed cost USD/ Tons
Mar-14
Jun-14
Sep-14
Dec-14
Mar-15
Jun-15
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18

Source: CEPEA/ESALQ, CBOT, Euronext, Bloomberg and B3.

INDUSTRY AND DYNAMICS SCENARIO

After some Brazilian plants were excluded from the list of establishments accredited to export to the European Union, the domestic market faced an excess supply as of March, intensifying the continuous decrease in prices that has been occurring since the beginning of the year. According to JOX Assessoria Agropecuária, in April, the price of whole chicken reached one of its lowest levels in recent years, reaching R$2.51/kg. However, as a direct result of the truck drivers strike, a number of companies in this sector was forced to interrupt their operations and was especially affected by costs and losses related to the death of animals and production idleness. Accordingly, the price of chicken significantly increased in the weeks following the end of the strike, closing 2Q18 at R$3.75/kg, representing an increase of 49.1% compared to April. As a result, producers recovered their profitability at the end of the quarter.


JOX Whole Chicken Price
BRL/kg
4.2
3.7
3.2
2.7
2.2
Jan-16
Apr-15
Jul-15
Oct-16
Jan-17
Apr-17
Jul-17
Oct-17
Jan-18
Apr-18
Jul-18


Margin of Brazilian Producers of Chicken
Chicken Price/Feed Cost
Average
7,0
6,0
5,0
4,0
Mar-11
Aug-11
Jan-12
Jun-12
Nov-12
Apr-13
Sep-13
Feb-14
Jul-14
Dec-14
May-15
Oct-15
Mar-16
Aug-16
Jan-17
Jul-17
Nov-17
Apr-18

Source: SECEX, JOX and B3.

A number of companies in this sector announced adjustments in production, in view of a challenging first semester for the industry. Accordingly, the levels of chicken placement and production in Brazil already reflect this scenario, having decreased by 9.3% y/y and 4.2% y/y in 2Q18, respectively. In the quarterly comparison, the level of placement decreased by 8.8%, indicating that the supply of chicken will remain pressured in the next quarters.


Chicken Placement in Brazil LTM
Volume
y/y %
Million heads
1,800
1,600
1,400
1,200
1,000
10%
5%
0%
-5%
-10%
-15%
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18


Chicken Production in Brazil LTM
Volume
y/y %
Million tons
3,500
3,300
3,100
2,900
2,700
2,500
12%
8%
4%
-0%
-4%
-8%
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18

Source: APINCO.

INDUSTRY AND DYNAMICS SCENARIO

From the commercial point of view, the volume of chicken exports significantly decreased by 22.2% y/y in 2Q18, according to the Foreign Trade Office (Secretaria de Comércio Exterior – SECEX). This decrease was due to a number of factors that affected the quarter, especially the restrictions imposed by the European Union and the truck drivers strike. Additionally, the prohibition of electric desensitization in the slaughtering of halal chicken, as a new requirement of the Saudi Arabian market, also adversely affected sales volume.


Brazilian Chicken Exports
Volume
y/y %
Thousand tons
1,500
1,000
400
0
20%
10%
0%
-10%
-20%
-30%
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18

Source: SECEX


Europe SECEX Chicken Volume
Volume
y/y %
Thousand Tons
200,000
150,000
100,000
50,000
0
20%
0%
-20%
-40%
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18


Saudi Arabia SECEX Volume
Volume
y/y %
Thousand Tons
500
400
300
200
100
0
40%
20%
0%
-20%
-40%
60%
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18

Source: SECEX.

INDUSTRY AND DYNAMICS SCENARIO

In the Asian market, Brazilian industry exports to some important markets also decreased. In Japan, both prices and sales volume of chicken remained pressured due to local inventories, which are still high. In China, after the temporary imposition of anti-dumping measures on imports of Brazilian chicken, monthly sales volume decreased by 12.8% in June, compared to the first two months of the quarter.



SECEX Price vs. Inventory of Imported Products in Japan
Volume
Price SECEX
Thousand Tons
USD/ton
180
160
140
120
100
80
60
2,600
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
Jan-15
Mar-15
May-15
Jul-15
Sep-15
Nov-15
Jan-16
Mar-16
May-16
Jul-16
Sep-16
Nov-16
Jan-17
Mar-17
May-17
Jul-17
Sep-17
Nov-17
Jan-18
Mar-18
May-18

Source: SECEX and ALIC.

In summary, 2Q18 was marked by: (i) restrictions imposed by the European market; (ii) the truck drivers strike; (iii) the antidumping measures preliminarily imposed by China; (iv) the prohibition of electric desensitization in the slaughtering of halal chicken; and (v) the increase in the price of grains. As a result of these adverse events, the industry made a strong adjustment to the placement of chicken, which in turn should have a positive effect on the profitability of producers in following periods.

2Q18 CONSOLIDATED RESULTS

Net Operating Revenues (NOR)

Volumes - Thousand Tons	2Q18	2Q17	Var y/y	1Q18	Var q/q
Poultry (In Natura)	582	516	12.8%	559	4.1%
Pork and Others (In Natura)	70	73	(5.3%)	74	(5.9%)
Processed foods	497	494	0.7%	504	(1.4%)
Others Sales	67	86	(22.5%)	87	(23.6%)
Total	**1,216**	**1,169**	**4.0%**	**1,225**	**(0.7%)**
NOR (R$ Million)	**8,181**	**8,027**	**1.9%**	**8,203**	**(0.3%)**
Average Price (NOR)	6.73	6.86	(2.0%)	6.70	0.5%

In 2Q18, consolidated NOR totaled R$8.2 billion, representing a 1.9% increase y/y, due to higher sales volumes (+4.0% y/y), primarily in Brazil and in the Halal market. However, average prices decreased by 2.0% y/y during the period. The improved sales performance in Brazil, due to an 8.6% y/y increase in sales volumes and the continuous recovery of prices in U.S. dollars in the Halal market, offset the poorer performance in the International market resulting from the restrictions imposed on BRF in the European market, a Russian market that is still closed to the Brazilian industry and anti-dumping duties temporarily imposed by China.

Cost of Sales

COGS - R$ Million	2Q18	2Q17	Var y/y	1Q18	Var q/q
Cost of goods sold	**(7,520)**	**(6,544)**	**14.9%**	**(6,666)**	**12.8%**
R$/Kg	*6.19*	*5.60*	*10.5%*	*5.44*	*13.7%*

Cost of sales increased by 14.9% y/y, negatively affected by non-recurring factors, including: (i) R$246 million related to the Trapaça Operation; (ii) R$60 million due to the truck drivers strike; and (iii) R$127 million under the Restructuring Plan, which directly affected contractual termination costs and damages payable to integrated [producers] and increased losses, among others. Moreover, cost of sales reflected higher prices of grains in the first semester of 2018 and a sales mix with lower added value, with in natura products accounting for a larger share of the sales portfolio.

Gross Profit

Gross Profit - R$ Million	2Q18	2Q17	Var y/y	1Q18	Var q/q
Gross Profit	**661**	**1,482**	**(55.4%)**	**1,537**	**(57.0%)**
Gross Margin (%)	*8.1%*	*18.5%*	*(10.4) p.p.*	*18.7%*	*(10.7) p.p.*

Gross margin reached 8.1% in 2Q18, representing a 10.4 p.p. decrease in the annual comparison. In addition to the factors mentioned above, gross profit was negatively affected by R$185 million related to the hedge accounting effects of export debts (designated when contracted), which were recognized as gross revenue, as disclosed by the Company in past quarters.

2Q18 CONSOLIDATED RESULTS

Operating Expenses

Operating Expenses - R$ Million	2Q18	2Q17	Var y/y	1Q18	Var q/q
Selling Expenses	(1,236)	(1,126)	9.8%	(1,134)	9.0%
% of the NOR	*(15,1%)*	*(14.0%)*	*(1.1) p.p.*	*(13.8%)*	*(1.3) p.p.*
General and Administrative Expenses	(157)	(148)	5.8%	(133)	17.9%
% of the NOR	*(1.9%)*	*(1.8%)*	*(0.1) p.p.*	*(1.6%)*	*(0.3) p.p.*
Operating Expenses	**(1,393)**	**(1,274)**	**9.3%**	**(1,267)**	**9.9%**
% of the NOR	*(17.0%)*	*(15.9%)*	*(1.2) p.p.*	*(15.4%)*	*(1.6) p.p.*

Selling expenses increased by 9.8% in the annual comparison, primarily due to: (i) higher marketing investments in the quarter, especially in Brazil, in view of the world soccer championship, in which BRF was a sponsor in the domestic market; and (ii) higher expenses with logistics, due to larger sales volumes and the expansion of the logistic network, in view of the higher number of points of sale in Brazil. In addition, the Company incurred additional expenses with logistics as a result of the truck drivers strike.

General and administrative expenses increased by 5.8% in the annual comparison, as a result of the inflation pass-through in the period in Brazil and the exchange rate variation in operations abroad.

In 2Q18, total operating expenses as a percentage of NOR reached 17.0%, representing a 1.2 p.p. increase in the annual comparison. The Company's SG&A LTM as a percentage of NOR reached 16.1% in 2Q18, remaining below historical levels, notwithstanding higher marketing investments in the quarter.


SG&A LTM - % NOR
16.10%
16.05%
16.35%
16.50%
16.42%
16.43%
16.36%
16.43%
16.20%
16.14%
15.79%
15.86%
15.85%
16.12%
AVERAGE 16.2%
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
% NOR
AVERAGE

2Q18 CONSOLIDATED RESULTS

Other Operating Results

Other Operating Results - R$ Million	2Q18	2Q17	Var y/y	1Q18	Var q/q
Other Operating Income	48	26	89.5%	73	(33.2%)
Other Operating Expenses	(98)	(131)	(24.8%)	(52)	89.7%
Other Operating Results	**(50)**	**(105)**	**(52.6%)**	**21**	**n.m.**
% of the NOR	*(0.6%)*	*(1.3%)*	*0.7 p.p.*	*0.3%*	*(0.9) p.p.*

In 2Q18, other operating results totaled a net expense of R$50 million, representing an improvement of R$55 million y/y. This result primarily reflects the reversal of provisions for civil and labor contingencies and the recovery of extraordinary expenses.

Adjusted EBITDA

EBITDA - R$ Million	2Q18	2Q17	Var y/y	1Q18	Var q/q
Consolidated Net Income	**(1,574)**	**(166)**	**846.4%**	**(114)**	**n.m.**
Income Tax and Social Contribution	3	(419)	n.m.	(107)	n.m.
Net Financial	792	695	14.0%	517	53.2%
Depreciation and Amortization	490	466	5.2%	487	0.7%
EBITDA	(289)	575	n.m.	783	n.m.
EBITDA Margin (%)	*(3.5%)*	*7.2%*	*(10.7) p.p.*	*9.5%*	*(13.1) p.p.*
Impacts of Carne Fraca/Trapaça operations	288	118	144.3%	13	n.m.
Debt designed as Hedge Accounting	185	12	n.m.	23	708.0%
Corporate Restructuring	144	-	n.m.	-	n.m.
Impacts of Trucker Strike	75	-	n.m.	-	n.m.
Tax recoveries	(19)	-	n.m.	(21)	(6.1%)
Non controlling shareholders	(11)	(1)	989.2%	(11)	3.5%
Items with no cash effect	-	-	*n.m.*	*(13)*	*n.m.*
Costs on business diposed	-	-	*n.m.*	*28*	*n.m.*
Adjusted EBITDA	***373***	***704***	***(47.1%)***	***802***	***(53.5%)***
Adjusted EBITDA Margin (%)	**4.6%**	**8.8%**	**(4.2) p.p.**	**9.8%**	**(5.2) p.p.**

In 2Q18, Adjusted EBITDA totaled R$373 million, representing a 47.1% decrease in the annual comparison. Adjusted EBITDA margin was 4.6%, representing a 4.2 p.p. decrease y/y. This result reflects basically: (i) the decrease in gross margin, primarily due to the increase in the price of grains in 2Q18 compared to 2Q17; and (ii) higher SG&A expenses, essentially related to marketing investments and in line with the strategic planning for the period.

EBIT

EBIT - R$ Million	2Q18	2Q17	Var y/y	1Q18	Var q/q
Gross Profit	661	1,482	(55.4%)	1,537	(57.0%)
Operating Expenses	(1,393)	(1,274)	9.5%	(1,267)	9.9%
Other Operating Results	(50)	(105)	(52.6%)	21	n.m.
Equity Income	3	6	(45.7%)	6	(39.3%)
EBIT	**(779)**	**109**	**n.m.**	**296**	**n.m.**
EBIT Margin (%)	*(9.5%)*	*1.4%*	*(10.9) p.p.*	*3.6%*	*(13.1) p.p.*

In 2Q18, EBIT totaled a loss of R$779 million, primarily reflecting a lower gross profit, the impacts of non-recurring events and the increase in the price of grains.

2Q18 CONSOLIDATED RESULTS

Financial Result

Financial Results R$ Million	2Q18	2Q17	Var y/y	1Q18	Var q/q
Financial Income	1,018	740	37.6%	(58)	n.m.
Financial Expenses	(1,810)	(1,435)	26.2%	(459)	294.3%
Net Financial Result	**(792)**	**(695)**	**14.0%**	**(517)**	**53.2%**

In 2Q18, net financial result totaled and expense of R$792 million. The main components were grouped into the following categories:

(i) net interest related to debt and use of cash totaled R$300 million in 2Q18;

(ii) adjustment to present value (AVP) totaled an expense of R$73 million. AVP segregates the portion of financial income (expenses) of the business structure of customers/suppliers. This amount is offset in the operating result;

(iii) expenses with interest and/or monetary restatement on rights, obligations and taxes, among others, of R$110 million;

(iv) exchange rate variation and others totaled an expense of R$309 million, reflecting the Company's dynamics of assets and liabilities in foreign currency, as well as mark-to-market adjustments to derivative financial instruments, which primarily consisted in: (i) the negative impact of the exchange rate variation of R$101 million related to the disqualification of certain debts and derivatives designated as hedge accounting in 2011 and 2013, which matured in the quarter; (ii) the mark-to-market of a Total Return Swap derivative instrument, as disclosed in the Material Fact dated August 10, 2017, which had a negative effect in the amount of R$58 million; and (iii) the exchange rate variation on other liabilities and assets denominated in foreign currency, corresponding to an expense of R$152 million.

Net Income (Loss)

Net Income (Loss) - R$ Million	2Q18	2Q17	Var y/y	1Q18	Var q/q
Consolidated Net Income Loss	**(1,574)**	**(166)**	**846.4%**	**(114)**	**n.m.**
Net Margin (%)	*(19.2%)*	*(2.1%)*	*(17.2) p.p.*	*(1.4%)*	*(17.9) p.p.*
Earnings per share[1]	(1.94)	(0.20)	846.4%	(0.14)	n.m.

[1] Consolidated Earnings per Share (in R$), excluding Treasury Shares

In 2Q18, the Company's net loss totaled R$1,574 million, representing a decrease of R$1,408 million. In addition to the operating performance, which was pressured by the increase in the price of grains and a mix of products with lower added value, other factors affected the result, including: (i) non-recurring expenses in the amount of R$672 million, related to the Trapaça Operation, the truck drivers strike, impacts from the debt designated as hedge accounting, and the operating and financial restructuring plan; (ii) the increase in net financial expenses by R$97 million, in view of the increase in net indebtedness, exchange rate variation and the mark-to-market adjustment of the Total Return Swap derivative instrument, as detailed above in Financial Result; and (iii) the non-establishment of deferred income tax assets for the tax losses generated in the first semester of 2018 (which totaled R$395 million in 2Q17).

RESULTS BY REGION

Results by Region 2Q18	Total	Brazil	Halal Division	International	Southern Cone	Other Segments	Corporate
Volume (Thousand Tons)	1,216	538	295	260	60	62	-
NOR (R$, Million)	**8,181**	**3,683**	**2,104**	**1,643**	**575**	**187**	**(11)**
Average Price NOR - R$	6.73	6.84	7.14	6.31	9.53	3.00	-
Gross Profit (R$, Million)	**661**	**660**	**344**	**12**	**52**	**35**	**(441)**
Gross Margin (%)	*8.1%*	*17.9%*	*16.3%*	*0.7%*	*9.0%*	*18.9%*	-
EBIT (R$, Million)	**(779)**	**(56)**	**(6)**	**(191)**	**(21)**	**17**	**(521)**
EBIT Margin (%)	*(9.5%)*	*(1.5%)*	*(0.3%)*	*(11.6%)*	*(3.7%)*	*8.9%*	-
Adjusted EBITDA (R$, Million)	**373**	**183**	**186**	**3**	**(2)**	**21**	**(18)**
Adjusted EBITDA Margin (%)	*4.6%*	*5.0%*	*8.8%*	*0.2%*	*(0.3%)*	*11.5%*	-
EBITDA (R$, Million)	**(289)**	**198**	**107**	**(91)**	**(3)**	**21**	**(521)**
EBITDA Margin (%)	*(3.5%)*	*5.4%*	*5.1%*	*(5.5%)*	*(0.6%)*	*11.5%*	-

BRAZIL DIVISION

Brazil	2Q18	2Q17	Var y/y	1Q18	Var q/q
Volume (Thousand Tons)	**538**	**495**	**8.6%**	**545**	**(1.3%)**
Poultry (In Natura)	133	106	26.3%	138	(3.6%)
Pork and Others (In Natura)	29	26	10.5%	29	(0.3%)
Processed foods	376	364	3.4%	378	(0.6%)
Net Operating Revenues (R$, Million)	**3,683**	**3,534**	**4.2%**	**3,746**	**(1.7%)**
Average price (R$/Kg)	6.84	7.13	(4.1%)	6.87	(0.3%)
Gross Profit (R$, Million)	**660**	**852**	**(22.5%)**	**780**	**(15.4%)**
Gross Margin (%)	*17.9%*	*24.1%*	*(6.2) p.p.*	*20.8%*	*(2.9) p.p.*
EBIT (R$, Million)	**(56)**	**214**	**n.m.**	**155**	**n.m.**
EBIT Margin (%)	*(1.5%)*	*6.1%*	*(7.6) p.p.*	*4.1%*	*(5.7) p.p.*
Adjusted EBITDA (R$, Million)	**183**	**448**	**(59.2%)**	**351**	**(48.0%)**
Adjusted EBITDA Margin (%)	*5.0%*	*12.7%*	*(7.7) p.p.*	*9.4%*	*(4.4) p.p.*
EBITDA (R$, Million)	**198**	**448**	**(55.7%)**	**374**	**(47.0%)**
EBITDA Margin (%)	*5.4%*	*12.7%*	*(7.3) p.p.*	*10.0%*	*(4.6) p.p.*

Notwithstanding a more challenging scenario in the domestic market, as a result of the high availability of chicken in Brazil due to the restrictions imposed by the European market and the truck drivers strike, the Company closed 2Q18 with an 8.6% y/y increase in sales volumes, both in the in natura (+23.2% y/y) and in the processed foods (+3.4% y/y) categories. This increase is due to the increase in the number of customers, which reached 195,000 points of sale in 2Q18 (+13.7% y/y), and the increase in the number of items sold per customer, as a result of the improvement in commercial execution and service level.

On the other hand, average sales price decreased by 4.1% y/y due to a more accelerated increase in the sales volume of in natura products, which have lower prices compared to processed products. In natura products were also pressured by the excess supply in the domestic market in 2Q18. However, in June, prices in the in natura market recovered, influenced by the shortage of products due to the truck drivers strike. Moreover, in order to recover profitability in the region, in June, the Company adjusted the prices of its processed products by 10% on average. Accordingly, NOR totaled R$3.7 billion in 2Q18, representing an increase of 4.2% y/y.

BRAZIL DIVISION

Average unit cost increased by 3.8% y/y due to: (i) the change in the production mix, in which in natura products accounted for a larger share; and (ii) greater difficulty to dilute fixed costs due to production idleness. As a result, gross margin decreased by 6.2 p.p. y/y in 2Q18.

Operating expenses as a percentage of NOR increased by 2.2 p.p. due to higher marketing investments in three important campaigns in the period: (i) "É Brasa" for the Perdigão brand; (ii) "O Melhor está Dentro" for the Sadia brand; and (iii) "A Vida Mais Qualy" for the Qualy brand. These three campaigns reinforced the value and strength of these brands, reaching a coverage of more than 185 million people. Accordingly, in 2Q18, Adjusted EBITDA totaled R$183 million, representing a margin of 5.0% in the region.

Market Share


Frozen Meals
48.7%
47,0%
48,0%
49.8%
49.4%
50.1%
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18


Cold Cuts
51.6%
51.3%
50.7%
50.4%
50.4%
51.0%
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18


Margarines
57.7%
59.1%
59.9%
60.2%
59.1%
58.9%
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18


Filled
34.7%
38.0%
39.0%
39.6%
37.9%
39.9%
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18

Source: Nielsen Bimonthly Retail – Margarines and Frozen (Apr/May reading); Filled and Cold Cuts (May/Jun reading).

In May and June 2018, the Company reached 46.8% of consolidated market share, representing an increase of 0.9 p.p. y/y, primarily due to the Cash&Carry channel, in which our execution and in-store presence have been significantly improving. Moreover, we gained market share in all our other channels in the annual comparison.

BRAZIL DIVISION

Total Market Share



Total BRF
44.6%
45.9%
46.5%
46.7%
45.7%
46.8%
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18

The highlight was the Frozen category, whose market share increased by 3.1 p.p. y/y, in all channels, primarily the Perdigão lasagnas, which reached a market share of 18.5% since their return to the shelves in July 2017. The market share of the Filled category increased by +1.9 p.p. y/y, primarily in the rota channel.

On the other hand, the market share of the Margarines category decreased by 0.2 p.p. y/y, primarily the Qualy brand, due to the price repositioning conducted to increase the category's profitability.

Finally, although the market share of the Cold Cuts category decreased in the annual comparison (-0.3 p.p.), it already shows signs of improvement, having gained market share for the second consecutive quarter.

HALAL DIVISION

Halal Division	2Q18	2Q17	Var y/y	1Q18	Var q/q
Volume (Thousand Tons)	**295**	**258**	**14.3%**	**277**	**6.3%**
Poultry (In Natura)	258	234	10.4%	242	6.5%
Others (In Natura)	0	1	(20.9%)	0	26.9%
Processed foods	36	23	54.5%	35	4.5%
Net Operating Revenues (R$, Million)	**2,104**	**1,575**	**33.6%**	**1,838**	**14.4%**
Average price (R$/Kg)	7.14	6.11	16.8%	6.63	7.7%
Gross Profit (R$, Million)	**344**	**281**	**22.1%**	**380**	**(9.7%)**
Gross Margin (%)	*16.3%*	*17.9%*	*(1.5) p.p.*	*20.7%*	*(4.4) p.p.*
EBIT (R$, Million)	**(6)**	**(51)**	**(87.6%)**	**57**	**n.m.**
EBIT Margin (%)	*(0.3%)*	*(3.2%)*	*2.9 p.p.*	*3.1%*	*(3.4) p.p.*
Adjusted EBITDA (R$, Million)	**186**	**30**	**518.2%**	**148**	**25.9%**
Adjusted EBITDA Margin (%)	*8.8%*	*1.9%*	*6.9 p.p.*	*8.0%*	*0.8 p.p.*
EBITDA (R$, Million)	**107**	**24**	**335.2%**	**157**	**(32.0%)**
EBITDA Margin (%)	*5.1%*	*1.6%*	*3.5 p.p.*	*8.5%*	*(3.5) p.p.*
Volume CFR* (Thousand Tons)	**110**	**115**	**(3.9%)**	**94**	**16.9%**
% in total volume	*37.5%*	*44.6%*	*(7.1) p.p.*	*34.1%*	*3.4 p.p.*

*Direct exports

In 2Q18, NOR of the Halal Division totaled R$2.1 billion (+33.6% y/y) due to: (i) the consolidation of Banvit in June 2017; (ii) the organic increase, both in direct exports and direct distribution channels; and (iii) an improved balance between supply and demand in the region.

It is noteworthy that, even if we exclude the impacts of the acquisition of Banvit, NOR in the local market increased significantly, both in direct exports and in the direct distribution channels, representing an increase of 14.3% y/y. This increase is due to the increase in the supply of products with higher added value and generally better prices. These factors, together with the disciplined management of operating expenses, which reached one of the lowest levels in recent years, resulted in an increase of 9.3 p.p. y/y in Adjusted EBITDA margin (excluding Banvit) in the period.

In 2Q18, Turkey accounted for R$607 million of NOR and R$97 million of EBITDA, delivering margins that were well above the historical average, as the integration of operations consolidates and the local team delivers synergies.

Therefore, the initiatives focused on improving profitability in the region, including the allocation of sales volumes to more profitable channels, the decrease in expenses, a mix with higher value added, and a successful integration, resulted in the increase in Adjusted EBITDA of R$156 million y/y, totaling R$186 million, and an Adjusted EBITDA margin of 8.8% (+6.9 p.p. y/y) in 2Q18.

In 2Q18, our market share increased by 1.5 p.p. y/y in Gulf countries. As a result, our total market share reached 43.6% in 2Q18, showing our ample leadership. Our market share per category is as follows: (i) griller: 50.9% (+1.6 p.p. y/y); (ii) chicken cuts: 63.2% (-0.4 p.p. y/y); and (iii) processed products: 20.4% (+0.7 p.p. y/y).

Our direct distribution operations, including Banvit, accounted for 62.5% of the total volume in the quarter (+7.0 p.p. y/y), constituting 87.8% of the gross profit in the region, with an average gross margin that was 19.5 p.p. higher compared to our indirect distribution (direct exports).

INTERNATIONAL DIVISION

International	2Q18	2Q17	Var y/y	1Q18	Var q/q
Volume (Thousand Tons)	**260**	**302**	**(13.7%)**	**276**	**(5.6%)**
Poultry (In Natura)	180	167	7.6%	167	8.0%
Pork and Others (In Natura)	28	37	(24.0%)	32	(13.6%)
Processed foods	47	68	(31.2%)	54	(13.6%)
Others Sales	5	29	(81.9%)	22	(76.5%)
Net Operating Revenues (R$, Million)	**1,643**	**2,145**	**(23.4%)**	**1,824**	**(9.9%)**
Average price (R$/Kg)	6.31	7.11	(11.2%)	6.61	(4.5%)
Gross Profit (R$, Million)	**12**	**305**	**(96.1%)**	**266**	**(95.5%)**
Gross Margin (%)	*0.7%*	*14.2%*	*(13.5) p.p.*	*14.6%*	*(13.8) p.p.*
EBIT (R$, Million)	**(191)**	**86**	**n.m.**	**82**	**(332.6%)**
EBIT Margin (%)	*(11.6%)*	*4.0%*	*(15.6) p.p.*	*4.5%*	*(16.1) p.p.*
Adjusted EBITDA (R$, Million)	**3**	**216**	**(98.8%)**	**239**	**(98.9%)**
Adjusted EBITDA Margin (%)	*0.2%*	*10.1%*	*(9.9) p.p.*	*13.1%*	*(13.0) p.p.*
EBITDA (R$, Million)	**(91)**	**224**	**n.m.**	**227**	**(140.1%)**
EBITDA Margin (%)	*(5.5%)*	*10.4%*	*(16.0) p.p.*	*12.4%*	*(18.0) p.p.*
Volume CFR* (Thousand Tons)	**204**	**230**	**(11.2%)**	**218**	**(6.1%)**
% in total volume	*78.6%*	*76.4%*	*2.2 p.p.*	*79.0%*	*(0.4) p.p.*

*Direct exports

In 2Q18, sales volumes decreased by 13.7% y/y, due to: (i) restrictions on sales volumes imposed by Europe and Russia; (ii) a more challenging sales dynamics in the Japanese market, in view of high local inventories; (iii) market saturation in Hong Kong; and (iv) production drops due to the truck drivers strike.

Average prices decreased by 11.2% y/y, primarily affected by: (i) the preliminary imposition of anti-dumping measures on chicken exports to China; (ii) actions to adjust inventory levels, including sales at lower prices, especially in the African market; and (iii) the global decrease in prices of deboned chicken legs, the Japanese market representing the most attractive market.

Accordingly, as a result of lower sales volumes and prices, as mentioned above, NOR of the International market totaled R$1.6 billion, representing a decrease of 23.4% y/y.

In terms of costs and expenses, higher costs incurred with grains y/y, partially offset by the rationalization of the cost structure and the strict control of expenses, negatively affected profitability in the market. As a result, Adjusted EBITDA reached R$3 million in 2Q18, with a margin of 0.2%, representing a decrease of 9.9 p.p. in the annual comparison.

We set forth below the main highlights of the sub-regions:

1) ASIA

Asia	2Q18	2Q17	Var y/y	1Q18	Var q/q
Volume (Thousand Tons)	**172**	**173**	**(0.7%)**	**189**	**(9.1%)**
Poultry (In Natura)	138	124	11.0%	133	3.6%
Pork and Others (In Natura)	22	14	60.9%	27	(16.4%)
Processed foods	6	6	0.8%	7	(7.8%)
Others Sales	5	29	(81.7%)	22	(76.5%)
Net Operating Revenues (R$, Million)	**934**	**1,090**	**(14.3%)**	**1,064**	**(12.3%)**
Average price (R$/Kg)	5.44	6.30	(13.7%)	5.63	(3.5%)
Gross Profit (R$, Million)	**(16)**	**196**	**n.m.**	**108**	**n.m.**
Gross Margin (%)	*(1.7%)*	*17.9%*	*(19.7) p.p.*	*10.1%*	*(11.9) p.p.*
EBIT (R$, Million)	**(106)**	**107**	**n.m.**	**32**	**n.m.**
EBIT Margin (%)	*(11.4%)*	*9.8%*	*(21.2) p.p.*	*3.0%*	*(14.4) p.p.*
Adjusted EBITDA (R$, Million)	**10**	**174**	**(94.4%)**	**124**	**(92.1%)**
Adjusted EBITDA Margin (%)	*1.0%*	*15.9%*	*(14.9) p.p.*	*11.6%*	*(10.6) p.p.*
EBITDA (R$, Million)	**(43)**	**178**	**n.m.**	**117**	**n.m.**
EBITDA Margin (%)	*(4.6%)*	*16.3%*	*(20.9) p.p.*	*11.0%*	*(15.5) p.p.*
Volume CFR* (Thousand Tons)	**149**	**155**	**(4.1%)**	**167**	**(10.8%)**
% in total volume	*86.8%*	*89.8%*	*(3.0) p.p.*	*88.5%*	*(1.7) p.p.*

*Direct exports

In 2Q18, NOR decreased by 14.3% y/y in Asia, primarily due to lower prices in the region (-13.7% y/y). In view of inventories that are still high in Japan, the sales dynamics remain challenging, with lower sales volumes and pressured prices. On the other hand, the highlight was China, where sales increased by 21.8% y/y, due to the reversal of pork intra-cycles in Russia, although this increase was insufficient to offset the poorer performance in the Japanese market. Additionally, the gross margin of the Asian market, which is one of the markets that is most rapidly affected by the reversal of the cycle due to its structural characteristics, decreased by 19.7 p.p., as a result of the increase in the cost of grains. Accordingly, in 2Q18, Adjusted EBITDA totaled R$10 million (-94.4% y/y) and Adjusted EBITDA margin was 1.0%, representing a 14.9 p.p. decrease in the annual comparison.

2) EUROPE/EURASIA

Europe/Eurasia	2Q18	2Q17	Var y/y	1Q18	Var q/q
Volume (Thousand Tons)	**36**	**89**	**(59.8%)**	**45**	**(20.8%)**
Poultry (In Natura)	5	19	(75.6%)	8	(41.7%)
Pork and Others (In Natura)	0	17	(98.5%)	0	(35.8%)
Processed foods	31	53	(42.1%)	37	(15.9%)
Net Operating Revenues (R$, Million)	**471**	**883**	**(46.6%)**	**560**	**(15.9%)**
Average price (R$/Kg)	13.16	9.91	32.8%	12.39	6.2%
Gross Profit (R$, Million)	**27**	**101**	**(73.2%)**	**115**	**(76.3%)**
Gross Margin (%)	*5.8%*	*11.5%*	*(5.7) p.p.*	*20.5%*	*(14.7) p.p.*
EBIT (R$, Million)	**(54)**	**7**	**n.m.**	**29**	**n.m.**
EBIT Margin (%)	*(11.5%)*	*0.8%*	*(12.3) p.p.*	*5.3%*	*(16.8) p.p.*
Adjusted EBITDA (R$, Million)	**(8)**	**60**	**n.m.**	**81**	**n.m.**
Adjusted EBITDA Margin (%)	*(1.6%)*	*6.8%*	*(8.4) p.p.*	*14.4%*	*(16.0) p.p.*
EBITDA (R$, Million)	**(33)**	**65**	**n.m.**	**76**	**n.m.**
EBITDA Margin (%)	*(7.0%)*	*7.3%*	*(14.3) p.p.*	*13.6%*	*(20.6) p.p.*
Volume CFR* (Thousand Tons)	**3**	**35**	**(92.6%)**	**9**	**(70.5%)**
% in total volume	*7.3%*	*39.7%*	*(32.4) p.p.*	*19.7%*	*(12.4) p.p.*

*Direct exports

NOR decreased by 46.6% y/y in Europe, negatively affected by the 59.8% y/y decrease in sales volumes, due to: (i) the official decision, taken in May, to exclude all BRF's plants in Brazil from the list of establishments accredited to export to the European Union; and (ii) the Russian embargo on Brazilian exports of all types of protein, which primarily affects our sales of pork. On the other hand, the lower availability of products in the local market supported a strong increase in prices (+32.8% y/y), although this increase was insufficient to offset the decrease in sales volumes. As a result, in 2Q18, Adjusted EBITDA totaled a loss of R$8 million, representing a R$67.2 million decrease.

3) AMERICAS

Americas	2Q18	2Q17	Var y/y	1Q18	Var q/q
Volume (Thousand Tons)	**21**	**15**	**37.5%**	**13**	**52.4%**
Poultry (In Natura)	18	13	40.9%	12	52.7%
Pork and Others (In Natura)	0	1	(32.5%)	1	(25.0%)
Processed foods	2	1	80.6%	1	91.6%
Net Operating Revenues (R$, Million)	**112**	**83**	**34.9%**	**81**	**38.1%**
Average price (R$/Kg)	5.45	5.55	(1.9%)	6.01	(9.4%)
Gross Profit (R$, Million)	**(3)**	**11**	**n.m.**	**11**	**n.m.**
Gross Margin (%)	*(3.1%)*	*13.3%*	*(16.4) p.p.*	*13.4%*	*(16.5) p.p.*
EBIT (R$, Million)	**(16)**	**7**	**n.m.**	**4**	**n.m.**
EBIT Margin (%)	*(14.2%)*	*8.7%*	*(23.0) p.p.*	*4.3%*	*(18.6) p.p.*
Adjusted EBITDA (R$, Million)	**(1)**	**11**	**n.m.**	**9**	**n.m.**
Adjusted EBITDA Margin (%)	*(0.6%)*	*13.8%*	*(14.4) p.p.*	*11.2%*	*(11.8) p.p.*
EBITDA (R$, Million)	**(9)**	**11**	**n.m.**	**9**	**n.m.**
EBITDA Margin (%)	*(7.8%)*	*13.6%*	*(21.4) p.p.*	*10.8%*	*(18.6) p.p.*
Volume CFR* (Thousand Tons)	**21**	**15**	**37.5%**	**13**	**52.4%**
% in total volume	*100.0%*	*100.0%*	*0.0 p.p.*	*100.0%*	*0.0 p.p.*

*Direct exports

NOR increased by 34.9% y/y in the Americas, due to higher sales volumes (37.5% y/y), as sales volumes initially allocated to Europe were redirected to the region, especially turkey. On the other hand, the higher cost of grains pressured profitability. Accordingly, Adjusted EBITDA decreased by R$12.1 million y/y, totaling a loss of R$1 million in 2Q18.

4) AFRICA

Africa	2Q18	2Q17	Var y/y	1Q18	Var q/q
Volume (Thousand Tons)	**32**	**25**	**31.4%**	**28**	**14.1%**
Poultry (In Natura)	20	11	74.5%	14	41.3%
Pork and Others (In Natura)	5	6	(13.6%)	5	5.4%
Processed foods	8	8	2.2%	10	(20.4%)
Net Operating Revenues (R$, Million)	**127**	**89**	**41.9%**	**118**	**7.1%**
Average price (R$/Kg)	3.92	3.63	8.0%	4.18	(6.1%)
Gross Profit (R$, Million)	**4**	**(3)**	**n.m.**	**32**	**n.m.**
Gross Margin (%)	*3.5%*	*(3.0%)*	*6.5 p.p.*	*27.4%*	*(23.9) p.p.*
EBIT (R$, Million)	**(14)**	**(35)**	**(59.2%)**	**17**	**n.m.**
EBIT Margin (%)	*(11.3%)*	*(39.4%)*	*28.1 p.p.*	*14.5%*	*(25.9) p.p.*
Adjusted EBITDA (R$, Million)	**1**	**(29)**	**n.m.**	**26**	**n.m.**
Adjusted EBITDA Margin (%)	*0.8%*	*(32.6%)*	*33.5 p.p.*	*21.8%*	*(21.0) p.p.*
EBITDA (R$, Million)	**(7)**	**(29)**	**(77.3%)**	**25**	**n.m.**
EBITDA Margin (%)	*(5.3%)*	*(32.9%)*	*27.6 p.p.*	*21.2%*	*(26.5) p.p.*
Volume CFR* (Thousand Tons)	**32**	**25**	**31.4%**	**28**	**14.1%**
% in total volume	*100.0%*	*100.0%*	*0.0 p.p.*	*100.0%*	*0.0 p.p.*

*Direct exports

In 2Q18, NOR increased by 41.9% y/y in Africa, positively affected by an improved operating management and higher sales volumes allocated in the region, in view of the closing of the market in Europe. Moreover, a stricter control on our cost structure, as a result of the restructuring activities in the region, contributed to improve profitability. Accordingly, Adjusted EBITDA increased by R$30 million, totaling R$1 million in the quarter.

SOUTHERN CONE

Southern Cone	2Q18	2Q17	Var y/y	1Q18	Var q/q
Volume (Thousand Tons)	**60**	**55**	**10.4%**	**61**	**(1.5%)**
Poultry (In Natura)	10	7	43.2%	11	(9.2%)
Pork and Others (In Natura)	12	10	24.6%	12	0.3%
Processed foods	38	37	0.1%	37	1.9%
Net Operating Revenues (R$, Million)	**575**	**559**	**2.8%**	**592**	**(2.9%)**
Average price (R$/Kg)	9.53	10.24	(6.9%)	9.67	(1.4%)
Gross Profit (R$, Million)	**52**	**69**	**(25.7%)**	**60**	**(14.4%)**
Gross Margin (%)	*9.0%*	*12.4%*	*(3.4) p.p.*	*10.2%*	*(1.2) p.p.*
EBIT (R$, Million)	**(21)**	***(11)***	**88.2%**	**(16)**	**30.4%**
EBIT Margin (%)	*(3.7%)*	*(2.0%)*	*(1.7) p.p.*	*(2.8%)*	*(1.0) p.p.*
Adjusted EBITDA (R$, Million)	**(2)**	**4**	**n.m.**	***3***	**n.m.**
Adjusted EBITDA Margin (%)	*(0.3%)*	*0.8%*	*(1.1) p.p.*	*0.5%*	*(0.8) p.p.*
EBITDA (R$, Million)	**(3)**	***2***	**n.m.**	**2**	**n.m.**
EBITDA Margin (%)	*(0.6%)*	*0.4%*	*(1.0) p.p.*	*0.3%*	*(0.9) p.p.*
Volume CFR* (Thousand Tons)	**25**	**21**	**15.7%**	**24**	**5.0%**
% in total volume	*41.1%*	*39.2%*	*1.9 p.p.*	*38.5%*	*2.6 p.p.*

*Direct exports

NOR increased by 2.8% y/y and sales volumes increased by 10.4% y/y in the Southern Cone, positively affected by higher sales volumes of in natura products in Chile and Argentina. On the other hand, higher cost of grains, affected by the drought in Argentina, resulted in a decrease in gross margin in the region by 3.4 p.p. y/y. However, the improved management of expenses partially offset this decrease. Accordingly, Adjusted EBITDA in the region totaled a loss of R$2 million in 2Q18.

OTHER SEGMENTS

NOR of BRF Ingredients totaled R$99 million (+20.0% y/y), Adjusted EBITDA totaled R$26 million and Adjusted EBITDA margin was 25.9%. BRF Ingredients accounted for the entire increase in Adjusted EBITDA in "Other Segments" in 2Q18. It is worth noting that we also included in this segment all sales volumes of BRF's non-core products, such as feed and meals, among others.

Other Segments + ingredients	2Q18	2Q17	Var y/y	1Q18	Var q/q
Volume (Thousand Tons)	**62**	**60**	**3,6%**	**65**	**(4,4%)**
Poultry (In Natura)	1	3	n.m.	1	0.9%
Pork and Others (In Natura)	0	0	(55.1%)	0	5.8%
Processed foods	0	0	(64.9%)	0	(26.0%)
Others Sales	61	57	7.5%	64	(4.4%)
Net Operating Revenues (R$, Million)	**187**	**214**	**(12.6%)**	**203**	**(8.2%)**
Average price (R$/Kg)	3.00	3.55	(15.6%)	3.12	(4.0%)
Gross Profit (R$, Million)	**35**	**58**	**n.m.**	**51**	**(30.4%)**
Gross Margin (%)	*18.9%*	*27.2%*	*(8.3) p.p.*	*24.9%*	*(6.0) p.p.*
EBIT (R$, Million)	**17**	**43**	**n.m.**	**37**	**(54.7%)**
EBIT Margin (%)	*8.9%*	*20.1%*	*(11.3) p.p.*	*18.0%*	*(9.1) p.p.*
Adjusted EBITDA (R$, Million)	**21**	**60**	**n.m.**	**42**	**(48.4%)**
Adjusted EBITDA Margin (%)	*11.5%*	*27.9%*	*(16.4) p.p.*	*20.4%*	*(8.9) p.p.*
EBITDA (R$, Million)	**21**	**48**	**n.m.**	**42**	**(48.4%)**
EBITDA Margin (%)	*11.5%*	*22.5%*	*(11.0) p.p.*	*20.4%*	*(8.9) p.p.*

Corporate

Corporate - R$ Million	2Q18	2Q17	Var y/y	1Q18	Var q/q
Net Operating Revenues	(11)	-	n.m.	-	n.m.
Gross Profit	(441)	(83)	429.4%	-	n.m.
EBIT	(521)	(172)	202.9%	(18)	n.m.
Adjusted EBITDA	(18)	(54)	(66.6%)	19	n.m.
EBITDA	(521)	(172)	202.9%	(18)	n.m.

Adjusted EBITDA of the Corporate segment totaled a loss of R$18 million in 2Q18, representing an improvement of R$36.1 million, primarily due to the reversals of contingencies in the amount of R$31 million.

INVESTMENTS (CAPEX)

Investments made in the quarter totaled R$378 million (a 17% decrease compared to 2Q17), of which R$122 million (a 30% decrease compared to 2Q17) was invested in growth, efficiency and support; R$208 million was invested in biological assets (a 16% increase compared to 2Q17); and R$ 48 million was invested in leases and other investments (a 53% decrease compared to 2Q17). We highlight the decrease in Company investments by R$79 million in 2Q18 compared to 2Q17, in line with the Company's commitment to decrease leverage levels.

The main projects in 2Q18 are, among others:

- Market Demand: (i) projects to manufacture a mix of in natura chicken cuts for the domestic and international markets; and (ii) a project to increase the hog slaughtering capacity to meet the demand for raw material in Brazil and in the international market.

- Efficiency and Support/IT: (i) a project to implement a system to optimize our Planning process (S&OP); (ii) projects to reduce the consumption of energy resources and production costs; (iii) IT systemic updates; (iv) projects related to environmental sustainability; (v) structural improvements in farms; (vi) projects to reposition industrial assets; and (vii) improvement in working conditions of employees in the production processes.

- Quality: (i) investments in the maintenance, improvement and control of production processes in meat processing units, feed units and farms; and (ii) modernization of laboratories.

FINANCIAL CYCLE

The Company's average financial cycle totaled 34.5 days in 2Q18, representing 0.8 and 10.4 fewer days compared to the average financial cycle in 1Q18 and 2Q17, respectively. This improvement in 2Q18 compared to 2Q17 is primarily due to: (i) lower inventory levels; and (ii) the maintenance of accounts payable on historically high levels, reaffirming the Company's commitment to manage working capital.

Financial Cycle – (Accounts Receivable + Inventories – Accounts Payable)



32.9
38.2
42.4
31.8
35.6
32.5
9.2%
11.2%
12.2%
9.6%
10.3%
9.4%
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3 Accounts/NOR
Financial Cycle

Note: the calculation of the financial cycle takes into account the proforma adjustment of Cost of Sales LTM and NOR LTM from acquisitions. Information presented in this chart reflects the final balances for each period.

In order to better reflect the statement of managerial free cash flow, the Company took into account certain reclassifications as of 4Q17 and, for comparative purposes, recalculated the three previous quarters. The cash flow reclassifications include: (i) the segregation of the effect of the exchange rate variation on the non-realized debt; (ii) the segregation of the effect of appropriated and non-realized interest; (iii) the segregation of the effect of other non-cash financial liabilities, including gross debt; and (iv) the change in the method of segregation of financial effects in working capital accounts.

The generation of operating cash in 2Q18 totaled R$148 million, representing a R$352 million decrease compared to the same period in 2017, primarily due to EBITDA in the period, which totaled a loss of R$289 million, representing an R$864 million decrease compared to 2Q17, partially offset by working capital, which in 2Q18 totaled R$188 million, representing a R$507 million increase compared to 2Q17. In 2Q18, Capex totaled R$378 million, representing a R$79 million decrease compared to 2Q17. Accordingly, total cash used in operations after Capex investments totaled R$229 million in 2Q18.

Also in 2Q18, the sale of non-strategic assets totaled R$18 million.

MANAGERIAL CASH FLOW

Million BRL	1Q17	2Q17	3Q17	4Q17	2017	1Q18	2Q18
Adjusted EBITDA	**570**	**704**	**939**	**645**	**2,857**	**802**	**373**
Impacts of Carne Fraca/Trapaça operations	(40)	(118)	-	(206)	(363)	(13)	(288)
Debt designed as Hedge Accounting	*(24)*	*(12)*	*(13)*	*(6)*	(55)	*(23)*	*(185)*
Corporate Restructuring	-	-	-	-	-	-	*(144)*
Impacts of Trucker Strike	-	-	-	-	-	-	*(75)*
Tax recoveries	40	-	142	37	218	21	19
Non controlling shareholders	*(4)*	*1*	*8*	22	*27*	*11*	*11*
Items with no cash effect	-	-	-	7	7	13	-
Costs on business diposed	(35)	-	(1)	-	(37)	*(28)*	-
EBITDA	506	575	1,074	*499*	*2,654*	*783*	*(289)*
Working Capital	**(738)**	**(319)**	**(459)**	**744**	**(772)**	**(340)**	**188**
Δ Accounts Receivable	(50)	(346)	(322)	185	(533)	206	1
Δ Inventories	(24)	82	(14)	171	216	13	(62)
Δ Suppliers	**(664)**	**(55)**	**(124)**	**387**	**(455)**	**(559)**	**248**
Others	**(32)**	**243**	**(13)**	**(216)**	**(18)**	**(226)**	**250**
Δ Taxes	(192)	(10)	(167)	204	(165)	(143)	(87)
Δ Provisions	40	12	(49)	65	68	(77)	(50)
Δ Salaries/Benefits	75	66	115	(92)	164	56	66
Δ Others	45	175	88	(394)	(86)	(61)	321
Cash Flow from Operating Activities	**(264)**	**500**	**602**	**1,027**	**1,864**	**217**	**148**
CAPEX	(481)	(457)	(369)	(310)	(1,617)	(470)	(378)
M&A and Sale of Assets	7	(523)	(247)	35	(729)	20	18
Fluxo de Caixa de Investimentos	**(474)**	**(981)**	**(617)**	**(275)**	**(2,346)**	**(450)**	**(360)**
Cash Flow from Operations with Capex	(745)	42	233	717	247	(253)	(229)
Cash - Financial Results	(498)	(205)	(358)	235	(827)	72	344
Interest Income	103	103	87	68	361	60	76
Interest Expenses	(435)	(286)	(256)	(393)	(1,369)	(162)	(363)
FX Variation on Cash and Cash Equivalents	(32)	156	(127)	97	93	25	90
Treasury Shares Disposals	-	-	510	-	510	-	-
Cash Flow from Financing Activities	**(862)**	**(232)**	**(144)**	**7**	**(1,231)**	**(5)**	**148**
Free Cash Flow	**(1,599)**	**(713)**	**(158)**	**758**	**(1,713)**	**(238)**	**(63)**
Dividends	-	-	-	-	-	-	-
New Debt/Amortizations	1,396	2,877	(276)	(3,300)	697	77	329
Cash Variations	**(203)**	**2,163**	**(434)**	**(2,542)**	**(1,016)**	**(160)**	**265**

MANAGERIAL CASH FLOW

Million BRL	1Q17	2Q17	3Q17	4Q17	2017	1Q18	2Q18
Cash and Cash Equivalents - Initial	**8,351**	**8,148**	**10,410**	**9,976**	**8,351**	**7,434**	**7,274**
Cash Variation	(203)	2,163	(434)	(2,542)	(1,016)	(160)	265
Banvit	-	99	-	-	99	-	-
Cash and Cash Equivalents - Final	**8,148**	**10,410**	**9,976**	**7,434**	**7,434**	**7,274**	**7,539**
Total Debt - Initial	**19,492**	**20,391**	**24,203**	**23,398**	**19,492**	**20,744**	**21,293**
New Debt / Amortization	1,396	2,877	(276)	(3,300)	697	77	329
FX Variation on Total Debt	(247)	615	(587)	560	341	82	1,413
Debt Interest and Derivatives	(250)	(68)	57	85	(176)	389	201
Banvit Gross Debt	-	389	-	-	389	-	-
Total Debt - Initial	**20,391**	**24,203**	**23,398**	**20,744**	**20,744**	**21,293**	**23,235**
Net Debt	**12,243**	**13,793**	**13,423**	**13,310**	**13,310**	**14,019**	**15,696**

Evolution of Quarterly Cash Generation (Operating Cash Flow – CAPEX) R$MM



717
231
42
(229)
(253)
(743)
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18

INDEBTEDNESS

R$ Million	In 06.30.2018			Em 31.12.2017	Δ %
Debt	**Current**	**Non-current**	**Total**	**Total**	
Local Currency	(6,164)	(4,163)	(10,327)	(9,343)	10.5%
Foreign Currency	(2,060)	(10,849)	(12,908)	(11,401)	13.2%
Gross Debt	**(8,224)**	**(15,012)**	**(23,235)**	**(20,744)**	**12.0%**
Cash Investments					
Local Currency	4,699	570	5,269	4,941	6.6%
Foreign Currency	2,123	146	2,270	2,493	(9.0%)
Total Cash Investments	6,823	716	7,539	7,434	1.4%
Net Debt	**(1,401)**	**(14,295)**	**(15,696)**	**(13,310)**	**17.9%**

Total Gross Indebtedness in the amount of R$23,235 million, includes total financial indebtedness, plus other financial liabilities, in the amount of R$751 million, according to Note 21 of the ITR as of and for the period ended June 30, 2018.

In 2Q18, the Company's net debt totaled R$15.7 billion, representing an increase of R$1.7 billion compared to R$14.0 billion in 1Q18, due to: (i) the use of free cash flow in the amount of R$63 million; and (ii) the non-cash effect of approximately R$1.9 billion, from the appropriation of interest in the quarter and the exchange rate depreciation in the period.

Net leverage, as the net debt to LTM Adjusted EBITDA ratio, was 5.69x in 2Q18, representing a 1.25x increase compared to the previous quarter. The Material Fact disclosed on June 29, 2018 detailed the Company's Financial and Operating Restructuring Plan ("Plan"), which sets forth divestments and operating initiatives to reach a net leverage ratio of 4.35x by the end of 2018.

Finally, we reaffirm that we do not have financial covenants related to our financial obligations.

INDEBTEDNESS


Evolution of Net Debt/Adjusted EBITDA
4.73
4.79
4.69
4.46
4.44
5.69
12,243
13,793
13,423
13,310
14,019
15,696
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
Net Debt
Net Debt/ EBITDA (Adjusted)


Quarterly Net Debt Variation (R$ Million)
Cash from Operating Activities = +R$148 MM
14,019
289
437
378
18
344
76
90
1,976
15,696
Net Debt 1Q18
EBTIDA
WK + Others
Capex
M&A
Cash Financial Results
Interest Income
FX Variation on Cash and Cash Equivalents
FX Variation on Interests + Derivatives
Net Debt 2Q18

Relationship with Independent Auditors

Pursuant to CVM Instruction No. 381, dated January 14, 2003, the Company informs that its policy of engagement of services unrelated to external audit is based on principles that protect auditor's independence.

Pursuant to CVM Instruction No. 381/03, in the period ended June 30, 2018, KPMG Auditores Independentes was engaged to provide services unrelated to external audit (support on the preparation of applications for tax refund in Europe), constituting approximately 46.0% of the consolidated value of fees related to external audit for BRF and its subsidiaries. KPMG Auditores Independentes informed us that the services provided did not affected its independence and objectivity, due to the definition of scope and procedures executed.

Pursuant to CVM Instruction No. 480/09, the Company's management represents that, at a meeting held on August 9, 2018, it discussed, reviewed and agreed with the information included in the independent auditor's review report about the financial information for 2Q18.

Disclaimer

The representations included in this report concerning prospective businesses of the Company, projections and results, and the Company's potential growth are mere forecasts based on the expectations of management with regards to the future of the Company. These expectations rely heavily on market changes and the general economic performance of the country, industry, and international market, and are therefore subject to change.

P&L

Financial Statement - R$ Million	2Q18	2Q17	Var y/y	1Q18	Var q/q
Net Operating Revenues	**8,181**	**8,027**	**1.9%**	**8,203**	**(0.3%)**
Cost of Sales	(7,520)	(6,544)	14.9%	(6,666)	12.8%
% of the NOR	*(91.9%)*	*(81.5%)*	*(10.4) p.p.*	*(81.3%)*	*(10.7) p.p.*
Gross Profit	**661**	**1,483**	**(55.4%)**	**1,537**	**(57.0%)**
% of the NOR	*8.1%*	*18.5%*	*(10.4) p.p.*	*18.7%*	*(10.7) p.p.*
Operating Expenses	**(1,393)**	**(1,274)**	**9.3%**	**(1,267)**	**9.9%**
% of the NOR	*(17.0%)*	*(15.9%)*	*(1.2) p.p.*	*(15.4%)*	*(1.6) p.p.*
Selling Expenses	**(1,236)**	**(1,126)**	**9.8%**	**(1,134)**	**9.0%**
% of the NOR	*(15.1%)*	*(14.0%)*	*(1.1) p.p.*	*(13.8%)*	*(1.3) p.p.*
Fixed	(794)	(721)	10.2%	(702)	13.2%
Variable	(432)	(395)	9.2%	(410)	5.2%
Impairment loss on trade and other receivables	**(10)**	**(10)**	**2.9%**	**(22)**	**(53.5%)**
General and Administrative Expenses	*(157)*	*(148)*	*5.8%*	*(133)*	*17.9%*
% of the NOR	(1.9%)	(1.8%)	(0.1) p.p.	(1.6%)	(0.3) p.p.
Honorary of our Administrators	*(9)*	*(6)*	*44.8%*	*(7)*	*28.3%*
% of the NOR	(0.1%)	(0.1%)	(0.0) p.p.	(0.1%)	(0.0) p.p.
General and Administrative	*(148)*	*(142)*	*4.0%*	*(126)*	*17.3%*
% of the NOR	**(1.8%)**	**(1.8%)**	**(0.0) p.p.**	**(1.5%)**	**(0.3) p.p.**
Operating Income	*(732)*	*208*	*(451.8%)*	*269*	*n.m.*
% of the NOR	**(9.0%)**	**2.6%**	**(11.5) p.p.**	**3.3%**	**(12.2) p.p.**
Other Operating Results	**(50)**	**(105)**	**(52.6%)**	**21**	**n.m.**
Equity Income	3	6	(45.7%)	6	(39.3%)
EBIT	***(779)***	***109***	***(813.3%)***	***296***	***n.m.***
% of the NOR	**(9.5%)**	**1.4%**	**(10.9) p.p.**	**3.6%**	**(13.1) p.p.**
Net Financial Income	**(792)**	**(695)**	**14.0%**	**(517)**	**53.2%**
Income before Taxes	*(1.571)*	*(586)*	*168.2%*	*(221)*	*610.0%*
% of the NOR	**(19.2%)**	**(7.3%)**	**(11.9) p.p.**	**(2.7%)**	**(16.5) p.p.**
Income Tax and Social Contribution	*(3)*	*419*	*n.m.*	*107*	*n.m.*
% of Income before Taxes	0.2%	(71.6%)	71.8 p.p.	(48.6%)	48.8 p.p.
Consolidated Net Income	***(1.574)***	***(166)***	***846.4%***	***(114)***	***1283.1%***
% of the NOR	**(19.2%)**	**(2.1%)**	**(17.2) p.p.**	**(1.4%)**	**(17.9) p.p.**
Participação de acionistas minoritários	11	1	989.2%	11	3.5%
EBITDA	*(289)*	*575*	*(150.2%)*	*783*	*(136.9%)*
% of the NOR	(3.5%)	7.2%	(10.7) p.p.	9.5%	(13.1) p.p.
Adjusted EBITDA	***373***	***704***	***(47.1%)***	***802***	***(53.5%)***
% of the NOR	***4.6%***	***8.8%***	***(4.2) p.p.***	***9.8%***	***(5.2) p.p.***

BALANCE SHEET

Balance Sheet - R$ Million	06.30.18	03.31.18	12.31.17
Assets			
Current Assets			
Cash and Cash Equivalents	5,748	5,516	6,011
Financial Investments	417	391	228
Accounts Receivable	3,752	3,757	3,919
Recoverable Taxes	1,288	1,281	1,228
Securities Receivable	107	110	113
Inventories	4,986	4,949	4,948
Biological Assets	1,510	1,490	1,510
Other Financial Assets	135	137	91
Other Receivables	564	630	716
Anticipated expenses	195	252	245
Restricted Cash	523	437	128
Non-Current Assets held to sale and discontinued operation	90	43	42
Total Current Assets	19,315	18,993	19,186
Total Circulante	**18,993**	**18,938**	**19,186**
Non-Current Assets			
Long-term assets	**6,867**	**6,652**	**6,587**
Cash Investments	286	375	569
Accounts Receivable	6	6	6
Judicial Deposits	702	689	689
Biological Assets	971	977	904
Securities Receivable	110	113	116
Recoverable Taxes	2,572	2,478	2,438
Deferred Taxes	1,685	1,513	1,369
Restricted Cash	431	419	408
Other Receivables	105	83	87
Permanent Assets	**19,347**	**19,352**	**19,456**
Investments	81	76	68
Properly, Plant and Equipment	11,903	12,057	12,191
Intangible	7,363	7,219	7,198
Total Non-Current Assets	**26,214**	**26,005**	**26,043**
Total Assets	**45,529**	**44,998**	**45,228**

BALANCE SHEET

Balance Sheet - R$ Million	06.30.18	03.31.18	12.31.17
Liabilities and Equity			
Current Liabilities			
Loans and Financing	7,473	7,891	5,031
Suppliers	6,236	6,055	6,445
Supply Chain Risk	824	664	715
Payroll and Mandatory Social Charges	758	707	669
Taxes Payable	507	432	426
Dividends/Interest on Shareholders' Equity	1	2	2
Management and Staff Profit Sharing	0	9	96
Other Financial Liabilities	751	529	299
Provisions	460	570	536
Employee Pension Plan	85	85	85
Other Liabilities	733	608	603
Total Current Liabilities	**17,830**	**17,553**	**14,908**
Non-Current Liabilities			
Loans and Financing	15,012	12,872	15,413
Suppliers	200	202	197
Taxes and Social Charges Payable	167	169	171
Provision for Tax, Civil and Labor Contingencies	1,069	1,023	1,237
Deferred Taxes	147	164	155
Employee Pension Plan	331	321	310
Other Liabilities	1,157	1,080	1,125
Total Non-Current Liabilities	**18,082**	**15,832**	**18,608**
Total Liabilities	**35,913**	**33,386**	**33,516**
Shareholders' Equity			
Capital Stock	12,460	12,460	12,460
Capital Reserves	107	115	115
Profit Reserves	101	101	101
Other Related Results	(1,800)	(1,389)	(1,405)
Retained Profits	(1,789)	(140)	-
Treasury Shares	(61)	(71)	(71)
Non-Controling Shareholders	598	536	513
Total Shareholders' Equity	**9,617**	**11,612**	**11,713**
Total Liabilities and Shareholders	**45,529**	**44,998**	**45,228**